Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, appeared on an interview with Real Vision on August 5, 2025, which was aired on August 11, 2025. The following is a transcription of the interview:

00:00:06:00 - 00:00:27:28

Ash Bennington

Welcome back to Real Vision Pro. I'm Ash Bennington. Last week, Ethereum celebrated its 10th anniversary, so it's the perfect time to revisit the second largest crypto currency. Amidst a notable institutional interest in the past few months, the trend of crypto treasury companies has not evaded Ethereum. Of course. We're going to talk to you, a longstanding real vision guest who is now deeply involved in this sector.

00:00:28:04 - 00:00:36:27

Bennington

Andrew Keys, Co-founder and Chairman of The Ether Machine, the third largest holder of ether. Andrew, welcome back to Real Vision.

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00:00:37:00 - 00:00:39:15

Andrew Keys

Thanks so much for having me. I love being here.

00:00:39:17 - 00:00:55:01

Bennington

It's always a pleasure to have you on the show. I always enjoy these conversations. These are some of my favorite conversations about ETH. Just because you have been in the space for so long and you were really present at the creation as Ethereum became what Ethereum now is. As I said at the top of the show, 10-year anniversary.

00:00:55:04 - 00:01:04:26

Bennington

First of all, I know we've talked about this on Real Vision before, but I think it's important for people to understand your background, your trajectory. Tell us a little bit about how you got into this space. Start from the beginning.

00:01:05:01 - 00:01:35:05

Keys

Yeah, yeah. So I think the beginning with respect to Ethereum would start at Cardozo Law School prior to the Genesis block. There's a gentleman by the name of Aaron Wright who was very well published in the Ethereum ecosystem. And he held the first ever meetup.com that I attended like a tech nerd, where I literally went on meetup.com and Joe Lubin was there.

00:01:35:07 - 00:02:06:25

Keys

One of the co-founders of Ethereum. And basically we started to discuss the notion of Bitcoin has one asset on the Bitcoin blockchain, a Bitcoin, and one function which is to send. And what would happen if we were able to have infinite assets and infinite abilities to basically create any type of function which now are deemed smart contracts.

00:02:06:25 - 00:02:36:25

Keys

So basically, the ability to digitize a bar of gold, a barrel of oil, a stock, a bond, a derivative, an electron on a microgrid, a piece of art, some type of intellectual property. And then we could have arbitrarily complex logic that could embed these assets. Instead of having a Microsoft Word document where our legalese is constructed, we would have if then else statements and that blew my mind.

00:02:37:02 - 00:03:19:29

Keys

I thought that we could essentially have an evolution of the internet, where rather than just reading and writing, we could actually own and manage assets seamlessly on the internet. And that was prior to the launch of Ethereum. And, Joe was starting a company called Consensys, and I volunteered to help build out the business development function. At that point, it literally meant going to Asia with Vitalik and explaining what is Ethereum to anybody who would listen frankly.

00:03:20:02 - 00:04:03:21

Keys

And, one we literally ran around Asia explaining Ethereum to institutions, to nation states, governments, and to individuals. And then when we got back, I thought it would make sense to have a permissioned version of Ethereum on the clouds. So basically enterprises could play with the technology. So basically we put the Java and the Haskell implementation of Ethereum onto Azure, Microsoft's cloud and we announced it in the Wall Street Journal.

00:04:03:24 - 00:04:19:01

Keys

And that was ten years ago. And that was when ether crossed $1. It was the first time when ether crossed $1 was when we created blockchain as a service on Azure. So I think that's a decent start.

00:04:19:03 - 00:04:31:07

Bennington

Well, it's always fun when you ask someone start at the beginning and it is literally the beginning of ether. It's one of the reasons why your views on this are so interesting, I think, to so many of our viewers, because you have been doing this and you have been there for so long. Let me ask you this.

00:04:31:07 - 00:04:46:12

Bennington

As someone who has a technical background, give us the story of ether as you see it, as you think about it, obviously it has been through a lot of permutations, a lot of development cycles since then. Talk a little bit about how you view the story of ether right up to the present.

00:04:46:15 - 00:05:15:19

Keys

So I was going to say we were in a very interesting point in time. Good software takes a decade to build. And, you know, my favorite software prior to Ethereum is Microsoft Office. You know, Word, Excel, PowerPoint and Outlook. The office suite. If you if you really kind of can remember back like windows 95 era, it really didn't work.

00:05:15:19 - 00:05:46:16

Keys

Well, for a long time. And similarly, we have seen Ethereum morph from a toy proof of concept into what I believe is capable of being the substrate of the next generation of the internet. And I think there are kind of a few points if we want to kind of speak from a technical perspective to consider there.

00:05:46:19 - 00:06:22:13

Keys

So first, we've seen the transition from proof of work to proof of stake. And that was masterfully done. It's essentially like changing the engine to a plane while it's in flight. And with Bitcoin's proof of work consensus formation algorithm, you have hardware, real estate and electricity that you have to consume. And Ethereum transitioned to a much more efficient proof of stake mechanism that creates credibly neutral block space, where one has to stake ether and then essentially validate transactions.

00:06:22:15 - 00:06:52:16

Keys

And that worked about a couple of years ago and that has hummed perfectly since the inception of proof of stake. And now what we're seeing is the evolution of the virtual machine. From the Ethereum virtual machine to what we believe will be the zero knowledge virtual machine and the addition of such technology is going to enable privacy, confidentiality and scalability.

00:06:52:19 - 00:07:15:05

Keys

And then the last of what I call kind of the three kind of main architectural updates in one was the evolution of proof of stake. The next was the evolution of the virtual machine of Ethereum. And then lastly is what I would call the Layer 2 architecture. It and we're seeing the fast movers right now.

00:07:15:06 - 00:07:37:29

Keys

Coinbase has created base which is a Layer 2 that settles to Ethereum. And Robinhood has created their own Layer 2 that settles to Ethereum. Kraken has ink, which is a Layer 2 that settles to Ethereum. And with the Genius Act, I believe we're going to see all of the institutional bulge brackets create their own Layer 2s that settle to Ethereum.

00:07:38:02 - 00:07:58:22

Keys

And to kind of give you a simple analogy is that if I were to take you to a restaurant and open up a tab and I bought a surround of drinks a round appetizers, a round of entrees, a round of desserts and then paid the tip. We open the tab at zero and close the tab at $500.

00:07:58:24 - 00:08:29:04

Keys

And those micro transactions can get batched, and those can kind of be batched at Layer 2 and then settle down to Ethereum Layer 1. And so what we're seeing is this architecture where Ethereum becomes the global substrate for the economy. And each of the institutions or nation states or individuals can have their own Layer 2 that settles to Ethereum, just like there is the HTP protocol.

00:08:29:07 - 00:08:57:19

Keys

And then after HTP there's thousands or millions of different websites. And so, we're seeing kind of the early days of this Layer 2 architecture that also settles to the substrate of Ethereum and it's working. Consensys, my alma mater, produced an excellent report that I would recommend everyone go to. And it talks about five quality liquid assets.

00:08:57:21 - 00:09:24:24

Keys

And, it's called the trust report. And I think that there's a few points to note on this report. One is there's about $250 billion in high quality illiquid assets. Those are things like stablecoins and tokenized securities like stocks or bonds. And, of the $250 billion of high quality liquid assets, 90% of those are being settled to Ethereum.

00:09:24:27 - 00:09:59:08

Keys

And that if you think about like our law dynamics, it reminds me of Google, where 90% of searches happen on Google and there is 1% that happens on Yahoo and 1% that happens on Bing and 1% that happens on Ask Jeeves. But you know, I think we're starting to see kind of power law dynamics in the turn-complete blockchain space, where Ethereum is becoming this global settlement layer for society.

00:09:59:11 - 00:10:19:25

Bennington

Well, I'm glad you brought up so many of those points, because there's a lot there to dive into really interesting stuff. And I want to play devil's advocate here also to talk about that space because obviously Ethereum was the first true smart contract protocol that was true and complete certainly at scale. Still the largest, but it is a crowded space at the moment.

00:10:19:25 - 00:10:37:05

Bennington

And you mentioned something that I think is so critical to understanding what's happening and even what differentiates it in many ways from the other smart contract protocol, which is the Layer 2s. This is a really interesting idea. I think it's an excellent metaphor. When you talk about the bar tab, the micro-transactions, and then it's settling at the end of the session.

00:10:37:05 - 00:11:02:14

Bennington

But what's interesting to me, and this is something that's created, I guess it's fair to say, some controversy in the space, talking about how the economics, how the accrual of that value, splits up. Of course, we have seen some gyrations in prices. We always do in all cryptos. But if Ethereum was underperforming Bitcoin pretty substantially for a while around, I think, at least among other reasons around this question of how does the value accrual take place on the Layer 1 versus the Layer 2?

00:11:02:17 - 00:11:05:13

Bennington

Talk a little bit about that and how you think about it.

00:11:05:15 - 00:11:40:05

Keys

Yes. So I think to reference value accrual there are two important EIPs, which are called Ethereum Improvement Proposals that the Open Source Foundation, the Ethereum Foundation manages. So the two that I would point a listener to is EIP 1559 and EIP 4844. And simply put 1559 talks about a burning mechanism for every transaction that happens at Layer 1, and 4844 talks about a burning mechanism.

00:11:40:05 - 00:12:08:25

Keys

As a result of any transaction that happens at Layer 2. And what I'd say is that Ethereum has lagged Bitcoin, let's call it over the last couple of years, in price due to a few variables in my in my perspective. One is that a Ethereum has made it extremely cheap right now to have these Layer 2 transactions.

00:12:08:28 - 00:12:47:06

Keys

And I would equate that similarly to if you were to take an Uber in Manhattan, you know, three miles five years ago, it may have cost $50 and that three miles may cost $100 now. Basically, it's due to kind of the congestion of the network. And basically I think the Ethereum has wanted to prioritize growth of the Layer 2 ecosystem at the expense of near term capital allocation or basically, you know, pricing.

00:12:47:09 - 00:13:13:20

Keys

So I think as we continue to see price occur, or I'm sorry, congestion occur on the Layer 2s, that price could potentially go up. So I think that's kind of a short term. And it's kind done to become ubiquitous and kind of the standard as the settlement layer of society. And I think that's probably the right play to do.

00:13:13:23 - 00:13:47:04

Keys

In the short term. Secondarily, I think that over the last couple of years, there have been real headwinds in the Gensler era around the Ethereum's value proposition of being able to tokenize all assets. And when the Gensler administration basically deemed essentially all assets except meme coins a security, I think it created adverse effects to the ecosystem.

00:13:47:10 - 00:14:20:16

Keys

So, the ability to digitize assets is really, you know, core to Ethereum and those headwinds are now turning into tailwinds as the GENIUS Act, which was the first and then clarity's coming, basically gave a clarity around stablecoins and the largest beneficiary of the GENIUS Act was Ethereum because over 85% of all stablecoins settle to Ethereum.

00:14:20:18 - 00:14:50:21

Keys

So we're starting to see these headwinds turn to tailwinds. And then, last but not least, Bitcoin has had this infinite bid from Mr. Michael Saylor who is an amazing marketer and has created an amazing mousetrap with the ability to basically sell volatility to hedge funds and use the proceeds of that volatility sale to have the shareholders of MSTR avail themselves to more Bitcoin purchases.

00:14:55:28 - 00:15:11:16

Bennington

So much to talk about there but I want to hone in on something which you talk about, which is the burning of ETH based on transactions on the Layer 2. I guess you could think of burning, if you want a very crude metaphor, it's almost kind of like a stock buyback, except that it's actually being destroyed.

00:15:11:16 - 00:15:27:24

Bennington

So you have the actual supply shrinking in a way that's cryptographically verifiable. Talk a little bit about why this is important and how that creates a value proposition, not just for the Layer 2, but perhaps as well for the Layer 1 in your view.

00:15:27:27 - 00:16:06:02

Keys

Yeah. So I think, you know, this dovetails to kind of the age old debate of the finite supply of Bitcoin versus the dynamic supply of ether, which I view to be a feature and not a bug. Essentially what we're seeing is an economy and economies are not stagnant. And, basically with EIP 1599 we have now seen that the deflationary nature of Ethereum actually has a stronger curve than the deflationary of Bitcoin having.

00:16:06:04 - 00:16:29:22

Keys

And I think that this is a one-way street as Ethereum continues its parallel dynamics, where the majority of high quality illiquid assets are settled on to it as Ethereum generates its L2 economy. We're basically seeing this continue to occur.

00:16:29:24 - 00:16:39:20

Bennington

Okay. So let's talk a little bit about what you're up to right now because I think it dovetails with all these major themes that you've just talked about as you framed it. Talk a little bit about what you guys are doing right now.

00:16:39:22 - 00:17:12:00

Keys

So we have announced last week, the business combination of what it's called The Ether Reserve LLC with a public special purpose acquisition company, which is named Dynamics. And we are creating The Ether Machine. And The Ether Machine is a vehicle for public market investors to have access to ether and institutional active management of Ethereum.

00:17:12:02 - 00:17:41:21

Keys

So we're essentially able to generate yield and have ether-denominated yield and what I'd say for this is that as we talk about why these vehicles make sense, it does make sense to kind of tip our hat to Michael Saylor and what he's done with MicroStrategy. And basically where we differentiate is that Bitcoin does not have intrinsic yield to it.

00:17:41:23 - 00:18:18:17

Keys

As I referenced with Bitcoin, you have to have hardware, real estate and electricity through proof of work to earn additional Bitcoin. With ether, one can manage proof of stake and earn intrinsic yield. And I've been doing that since the inception of proof of stake at my firm, which is DARMA, which is a CFTC registered commodity pool operator, commodity trading advisor, and basically we've been doing this at institutional scale with well over 10,000 Ethereum validators.

00:18:18:19 - 00:18:49:19

Keys

And where we kind of differentiate here is that one could look at a public vehicle like an ETF for Ethereum. And with ETFs right now in America, the ETFs do not have staking. And we believe that they will enable staking soon. And this is another relic of the Gensler era where staking wasn't enabled. But as a proxy you can look at the Canadian ETPs or the European ETPs.

00:18:49:21 - 00:19:19:06

Keys

And if you look at either one of those, if they have a billion, let's call it in Canada, 1 billion CAD in an ETP, they are only able to stake at 50% capacity, which means that they're able to stake only $500 million, and they're only able to generate what I would call vanilla staking yield. And so the vanilla staking yield, which is just staking is about 3% right now.

00:19:19:09 - 00:19:51:13

Keys

And so with $1 billion, $500 million is staked, generating 3% on the $500 million. You're essentially earning only 1.5%, staking yield on the full amount of assets under management. And the reason why they're only able to stake at 50% capacity is due to a technical nuance within Ethereum, called the withdrawal queue. And simply put, if I were to withdraw my ether from staking today, it would take a couple of days.

00:19:51:15 - 00:20:24:21

Keys

But if, God forbid, a black swan event were to occur and 50% of stakers all wanted to unstake at the exact same time, that withdrawal queue would grow from a couple days to six months or a year. And that does not jive very well with the ETF requirements that mandate a 24-hour redemption. And so what happens is that the only thing they can do and that's not even denominated in dollars.

00:20:24:21 - 00:20:52:09

Keys

So that's not even something you can kind of underwrite for. So the only thing that we're seeing the ETFs able to do is just stake at less capacity. So when you look at the ETFs they're only staking 50% capacity of vanilla yield versus a vehicle like The Ether Machine. What we're able to employ is the ability to stake at 100% capacity.

00:20:52:11 - 00:21:22:24

Keys

Plus we're able to participate in what's called restaking. The probably most notable protocol is something called the Eigen Layer, where you can essentially take a Ethereum's proof of stake mechanism, which is a $100 billion security bounty. And then you can use that security to re stake other middle wares. And then furthermore we're able to participate in the Ethereum decentralized financial economy.

00:21:22:27 - 00:21:59:14

Keys

So basically the ETFs can only do 50% capacity in vanilla staking, where we're able to do 100% vanilla staking plus 100% restating plus 100%, you know, in the DeFi economy as an actively managed vehicle. And so basically, I've assembled the Avengers of Ethereum to actively manage this portfolio. And in house, our Head of Staking is his name is Tim Lowe who built Consensys' staking

00:21:59:16 - 00:22:28:07

Keys

Arm and then built DARMA's staking arm. He is a deep technologist one of the kind of the most revered people and then also we have Darius Przydzial, who basically worked at JPMorgan, worked at SAC capital and also has been driving DeFi at Consensys, was a core contributor to Synthetix.

00:22:28:10 - 00:22:58:15

Keys

That is very deep in the DeFi ecosystem. And so those are our two technical leaders and our CEO is Dave Merin, who drove a lot of the M&A for Consensys. So he basically did ten M&A acquisitions. We can also acquire companies within this vehicle that are cash flow accretive. And then lastly on like Pubco excellence is Jonathan Christodoro.

00:22:58:15 - 00:23:43:23

Keys

Jonathan is a classic underachiever. He went to Cornell, Harvard and Wharton, to the Marine Corps and then went to Morgan Stanley investment banking and worked for Steve Cohen and Carl Icahn. He started on 15 corporate boards including Dell, Xerox, PayPal, eBay, Lyft, and basically he will be driving the public company nuance of this. So it's a very strong team. And then, lastly, we have Michael Ciklin, a Princeton grad who's going to be dealing with kind of the traditional financial aspects of running a public company.

00:23:43:26 - 00:24:20:26

Keys

And, so where we were, I kind of went down this rabbit hole was that I was already managing institutional size staking from the inception of Ethereum. But I saw there were some interesting financial engineering that was going on with MSTR, where there was basically the ability to sell volatility to hedge funds via convertible bonds or preferred shares, and then use that volatility to acquire assets.

00:24:20:29 - 00:24:47:13

Keys

And in his case, Bitcoin for shareholders that wanted exposure to that. So basically I was already doing something in a private context with DARMA. But basically with this, I'd be able to basically access the public debt markets and the public equity markets, which basically just can magnify the work we were already doing. Well, where we had never had a slashing event.

00:24:47:15 - 00:25:20:24

Keys

And we been able to, you know, outperform it, you know, the top couple percentile of staking yield rewards since inception of proof of stake. And then I kind of went down the rabbit hole of there are ways to, let's call it work within a public company context. And broadly speaking, there are two main ways. One was go through a business combination with a special purpose acquisition company or a SPAC, or the other one is to do a reverse takeover of a shell company.

00:25:20:26 - 00:25:46:28

Keys

And I kind of went through first principles because I was going to allocate a material amount of capital of my own personal balance sheet into the vehicle, and I looked at this from first principles, because I wasn't going to suggest anyone else do something that I wouldn't do myself and started looking at the shells and, you know, pick your shell.

00:25:46:29 - 00:26:26:17

Keys

You know, it's a dying biotech or maybe it's a Bitcoin miner that was previously dying. And basically with the shells for me, it didn't feel right to basically if I wanted pure play exposure for an institution, and we spoke to a lot of institutional allocators, I couldn't with a straight face, you know, imagine going to your investment committee if you're an institutional allocator looking for pure play exposure to Ethereum and, say, well, it's 80% pure play exposure to Ethereum.

00:26:26:19 - 00:26:59:07

Keys

But there's this operating company, this legacy operating company that may have legacy liabilities, that may have legacy debts, that has a legacy management team, that has a legacy governance structure and that has a legacy path table. And all of that legacy air just didn't make sense to me as somebody who wanted to have pure play exposure to Ethereum and pure play ability to actively manage this risk.

00:26:59:09 - 00:27:27:01

Keys

It just felt to me like there was time suck. There was money suck. There was alpha suck. And in some of these cases, you know, they're outsourcing the management of the assets to third parties that I feel like is kind of also alpha leakage. So basically, we created this as kind of the only pure play institutional vehicle.

00:27:27:04 - 00:27:59:27

Keys

And, it's worked. Well, we've created the largest common equity offering since 2021 in the world. And so we have, over $1.5 billion in committed capital from large thematic institutional investors that are looking for pure play exposure to Ethereum, where we can stake at full capacity and generate ether-denominated yield.

00:27:59:29 - 00:28:19:05

Bennington

So let's talk about some of the risks and trade offs of the decisions that you've made. Some interesting points there that I want to dive into. So let's say, assuming one is hypothetically bullish on Ethereum. I guess the first question, the first hurdle you always get is why not own the underlying asset? You can stake it directly there if I understand.

00:28:19:05 - 00:28:33:26

Bennington

By the way, just understanding the vanilla staking, why you're able to stake at 100% the trade off there is essentially, if you get pushed to the end of the queue, you don't have to worry about the 24-hour redemption aspect of it so that you can hold longer. The trade off is you just get push to the end of the queue.

00:28:33:29 - 00:28:36:04

Bennington

You're waiting longer for the withdrawal.

00:28:36:06 - 00:29:08:09

Keys

Yeah. So, I would say, people are able to buy spot ether. Just like they're able to buy spot Bitcoin. They can do it on, you know, whatever exchange they'd like. Unlike Bitcoin, with ether, this is a productive asset that needs to be actively managed. If one goes on, you know, the typical retail exchanges, they're being charged, you know 25, 35% of the staking fee, which is high, which is a lot.

00:29:08:11 - 00:29:38:21

Keys

So, you know, in the example of the billion dollars that is earning 1.5% with an ETF, let's call it. With your ether, if you're doing it through a retail exchange, you're earning 2% because the retail exchange is charging, you know, pay back the napkin about 30%. So I think that's one consideration.

00:29:38:23 - 00:30:05:13

Keys

And with that, they're only able to do what I would call one of the three buckets of yield generation, which is vanilla staking, not necessarily the restaking, not necessarily the participation in the DeFi ecosystem. And I would say, all DeFi is not created equal. And there are material risks when participating in staking, restaking and DeFi.

00:30:05:16 - 00:30:34:04

Keys

And I'd say we I've been doing this since inception and we believe that active management makes sense. But active risk management makes sense. Understanding counterparty risk, understanding smart contracts risks. Are they formally verified? You know, what's the trade offs like? We're not going to do the latest, greatest DeFi app that was built yesterday that wasn't formally verified and that hasn't been audited.

00:30:34:06 - 00:31:04:28

Keys

We're going to be much lower on that kind of risk spectrum. And but we're not going to lose the money is what I'd say. So there's kind of an active institutional management wrapper that I think makes the most sense. So I think that one needs to understand that it's a productive assets and that in ETFs one's only going to have kind of 50% of the vanilla staking yield.

00:31:05:00 - 00:31:36:27

Keys

Then in these wrappers, where it's a public vehicle, we have to understand kind of who is managing it, how they're managing it, what's the yield being generated. And then, you know, lastly, this is magnified exposure because we're able to access the debt markets and the equity markets to essentially borrow to acquire more ether and increase our ether concentration per share.

00:31:36:29 - 00:31:55:09

Bennington

So let's talk a little bit about the philosophy, the methodology that you have for managing that risk. You talk about active risk management. You have, as you say, these different buckets, the vanilla staking, I think, which is people understand fairly well the risk taking component. And then DeFi, obviously there have been some spectacular blobs in the DeFi space.

00:31:55:14 - 00:32:03:04

Bennington

How do you think about diversification, how you think about allocating to those different DeFi protocols? How do you manage all this? Because it's a lot.

00:32:03:06 - 00:32:51:04

Keys

Yeah, that's our job. And that's what we're good at. And so what I'd say is out the gate, the majority of this is going to be through staking and restaking. And then we are going to slowly but surely employ DeFi yield strategies. So I would say it be kind of 90% staking and restaking and then 10% DeFi strategies upon kind of our completion of our S-4 registration, which is going to take us about, I'd say back of the napkin 90 days and, and basically what we would look for on the staking and restaking side, staking is pretty straightforward.

00:32:51:07 - 00:33:31:22

Keys

And, with restaking we have to basically look at what are called the AVSes. So, with Eigen Layer, Andreessen Horowitz invested $10 million at a $100 million valuation about a year ago. Two and a half years before that I invested $2 million at a $25 million valuation. And I've been very close. Our team has been very close to the metal and basically working with Eigen Layer on bug bounties, user experience and testing the UX of the retaking ecosystem.

00:33:31:24 - 00:34:06:05

Keys

There are currently 300 plus AVSes in various forms of germination and maturation. The leading one is called Eigen DA, which is short for data availability. And basically with that, as an example, if vanilla staking generates a 300 basis points, one ability to restake one AVS like Eigen Layer, it's an additional 45 basis points or about, you know, additional 15% to your staking yield.

00:34:06:07 - 00:34:27:17

Keys

And basically we have to research all the AVSes. And just like anything on the internet, you know, probably 85% of these go to zero. The other 15 become foundational. And basically, you know, we will work with the top five, and that'll be kind of the restaking that we be employing.

00:34:27:19 - 00:35:00:27

Keys

And then lastly, on the DeFi side of the equation, I think a good kind of barometer of this is something like ABE. So ABE is one of the leading DeFi protocols. And with ABE, you've got $50 billions of TVL on it. And I think that with that TVL, you essentially have had a bug bounty for the last five years of its, you know, five plus years old, on security.

00:35:00:29 - 00:35:27:24

Keys

And there's been formal verification of ABE, and there's been smart contracts audited for ABE. And basically that would be something that we'd be potentially okay with deploying capital on versus something that was built last week that doesn't have formal verification, that doesn't have a smart contract on it, may have higher yield, but that's a risk we're not willing to take.

00:35:28:00 - 00:35:56:17

Keys

So we got kind of got risk adjusted returns. And you know another part to all of this, you know, the staking, the restaking, the DeFi. Your listeners are in some instances kind of ahead of Wall Street because Wall Street hasn't had to pay attention to this stuff yet because there hadn't been public vehicles. So Circles, CRCL, that just went public really kind of cracked an egg.

00:35:56:20 - 00:36:22:01

Keys

I would say, this year on sell-side research and what you're going to get, you know, another benefit to all of this is with these public companies that now have billion dollars of market cap, you're going to get sell-side research from the bulge bracket. So Wall Street's going to start really having to understand everything that we've been discussing.

00:36:22:03 - 00:36:44:03

Keys

And so and Circle's example, they're going to have to understand where are the U.S. dollar coins being settled on. Are they on Layer 2 or are they on Layer 1? What blockchains are they on? And then are they're going to have to map that, you know, what's the cost of moving one of these U.S. dollar coins? How do we embed these dollar coins in transactions?

00:36:44:08 - 00:37:20:02

Keys

What is the implication of Mastercard and Visa? Because there have been $9 trillion of settle coins moved in the first half of 2025. Similarly that's kind of the Circle example. But now with a public vehicle like The Ether Machine, where we came to market with Citibank as our banker, you know, one of the largest investment banks in the world, and Skadden, as our law firm. They're going to have to understand what is Ethereum, what is staking, what is restaking, what is DeFi.

00:37:20:04 - 00:38:01:10

Keys

And basically, you know, our quarterly guidance is going to be education on what is the next generation of the internet look like. And I think that this is going to be very important for us to kind of get to that next level where we're, educating Wall Street top down and Main Street, bottom up on kind of what are these use cases, which dovetails perfectly to kind of the evolution of the technology is actually in a place where we're out of proof of concept and we're actually in production with, you know, stablecoins being the probably the first application to have product market fit.

00:38:01:13 - 00:38:23:26

Bennington

It's going to be fascinating to see that culture shift on Wall Street unfold. As you point out, as more publicly traded companies are being essentially covered by sell-side research, it's going to be fascinating to see what that analysis looks like. It's going to be a real moment in the culture. By the way, I've done an interview on Real Vision, if you're interested with Stani Kulechov. If you want to go check it out, if you're watching this conversation, the founder of Aave.

00:38:24:01 - 00:38:41:01

Bennington

Interesting conversation. I remember it is a couple of years ago, but a fascinating conversation with Stani. Let me just talk a little bit about this since you talked about, since you talked about this, public offering. I want to just walk through some of these numbers. This is from The Ether Machine blog.

00:38:41:04 - 00:39:13:09

Bennington

There are some interesting numbers here. The headline is The Ether Machine to go public with over $1.5 billion of fully committed capital. And then this section, this is the third bullet point largest all common stock financing committed and announcement since 2021, anchored by contributions of approximately $645 million. That's just shy of 170,000 ETH from Andrew Keys and upsized common stock financing in excess of $800 million from top-tier institutional.

00:39:13:11 - 00:39:18:23

Bennington

So you've got essentially over half $1 billion of your money at stake in this.

00:39:18:25 - 00:39:47:19

Keys

Yep. Sometimes you got to put your money where your mouth is. I think that I wouldn't recommend anyone else do something I wouldn't do. And I believe this is the best way for a public market investor to deploy capital to have actively managed ether-denominated yield.

00:39:47:21 - 00:40:01:02

Bennington

Let me ask you this because I know that there going to be some questions around the structure, SPACs, very hot 2021 time frame. Obviously, there's been some poor performance on some of those vehicles. What made you decide that this vehicle was the way to go?

00:40:01:05 - 00:40:36:18

Keys

Yeah. So to simply put, there were two buckets. Either go for a shell company and it was a reverse takeover of a previously dying gambling company or a Bitcoin miner or a dying biotech. And then one would have to pay for a shadow management team that doesn't know what ether is and would have to deal with preexisting governance or there was the ability to have basically a clean slate.

00:40:36:20 - 00:41:09:21

Keys

And for institutional investors, much more than retail, where I don't think people understand is that the notion of having all the preexisting liabilities, preexisting management team, preexisting governance, preexisting operating business that you can't change or you'd have change of control provisions within an SEC registered entity. We found that made a ton of sense.

00:41:09:24 - 00:41:39:02

Keys

And that was really why we thought having a de novo entity without any preexisting liabilities was the right way to go. And, frankly, the market has agreed with us in being able to raise this capital. And, you know, the interesting thing about SPACs is you raise a very good point about kind of historical performance.

00:41:39:02 - 00:42:16:15

Keys

With this. This is kind of a different animal. It's not, you know, Chamath saying Virgin Galactic is going to be the next greatest rocket ship. This is deploying capital into a liquid asset that trades at, you know, $40 billion a day on a daily basis. So what you saw with SPACs were operating businesses that were speculative in nature, that may have had, you know, a higher valuation at the time, whereas this, we have an operating business in the professional risk management of ether.

00:42:16:17 - 00:42:48:16

Keys

But, you know, the core assets are ether that have a very natural price. So I actually think the SPAC or a vehicle like this is the perfect way to do this because we're able to have this is the only way that we're able to have a de novo structure without preexisting liabilities. If you want me to be a devil's advocate, you know, what's the downside of the SPAC, if anything?

00:42:48:18 - 00:43:14:21

Keys

It's there is a 90-day back of the napkin registration window, that that we've got to go through with the SEC, which we're in right now. And then this kind of gets blessed. And so versus just kind of reverse takeover over a company that, you know, would be live, let's call it at day zero.

00:43:14:23 - 00:43:26:22

Keys

But we're building this for short, medium, and most importantly, long term success. And we believe that, you know, the 90 days will pale in comparison to the next decade.

00:43:26:25 - 00:43:33:08

Bennington

So I'm sure you spent a lot of time looking into this with your lawyers and your bankers. I'm curious, was there a thought of an IPO?

00:43:33:11 - 00:44:11:02

Keys

So there's also kind of a speed to market, right? You know, ether, maybe $10,000, a year from now. And the process of going through an IPO, you know, just let's just call it public offering from inception, you know, would take that long and we kind of wanted, you know, I would say, like the fastest this is the RTA, which is kind of the fastest to market at the expense of what I would call the legacy liabilities, like legacy operating business and legacy governance.

00:44:11:04 - 00:44:19:07

Keys

The longest is the IPO. And we're kind of sitting in the middle ground, where we have kind of a 90 day like.

00:44:19:09 - 00:44:39:23

Bennington

This is RTA is reverse takeovers. This is the reverse merger structure where you pull a shell company. We've talked a lot about the structure of this deal, all the things that you guys are working on. I'm curious about your views about Ethereum more broadly. Over the next, let's say 1-, 2- or 3-year time horizons.

00:44:39:23 - 00:44:51:28

Bennington

What do you see Ethereum going? What applications do you see it having? And what, do you feel about the space in terms of the general applicability of the technology and the functionality?

00:44:52:05 - 00:45:08:22

Keys

Yes. So I think there are a few ways to answer that. Technically, I think we'll continue to see the evolution of the virtual machine, the zero knowledge virtual machine will be a gamechanger, where we're going to have kind of basic starts at scale.

00:45:08:24 - 00:45:23:24

Bennington

Let's talk a little bit about zero knowledge because I think it's an important concept for people to understand. What are some of the benefits of this? If there's a lot of very complicated cryptographic stuff that goes on behind the scenes but talk about some of the applicability that you see in terms of end users.

00:45:23:26 - 00:45:56:13

Keys

Yeah. So I think the best way for laypeople to understand this is through a few examples. If I have a one-year-old daughter, and I can't imagine when she turns 21, you know, 20 years from now. But when she does turn, 21 years from now, she'll be able to go to a bar and whenever anyone goes to the bar, let's call it 21-years-old.

00:45:56:15 - 00:46:33:02

Keys

And they hand the bouncer their I.D. Why should the bouncer know where you live? Because on that I.D., it has your address. So you think about, you know, a 21-year-old daughter going to the bar, handing a stranger that knows that she may be intoxicated her home address. What one should have is a cryptographic proof that the lady is 21-years-old.

00:46:33:04 - 00:46:59:10

Keys

Period. And you should just have the proof that the person is indeed 21. They shouldn't even say what her birthday is. You don't even need to know what her birthday is. You just need the proof that she is 21-years-old. Furthermore, when you purchase something on Amazon and have it delivered from FedEx, why should FedEx know what you bought?

00:46:59:13 - 00:47:34:15

Keys

Why should Amazon know where you live? And basically what you're going to see is right now we've got a honeypot that is a mess of our personal information. And with zero knowledge proofs, we're basically able to prove a fact without revealing the data to that fact. Right. And so, you know, you could imagine a world where FedEx only knows where you live and Amazon only knows what you bought.

00:47:34:18 - 00:48:15:18

Keys

And those two counterparties in this transaction are basically there's confidentiality of each of those points from each other. And so this is where privacy should go. And so it's kind of a step-up in kind of how privacy is maintained. And so we believe this is as more data goes online, this is the right way for confidentiality to be handled.

00:48:17:04 - 00:48:39:06

Bennington

Yeah. I'm curious, one of the interesting questions about where we're headed now. Talking about series of trade-off and how things get shaken out. Some of the values that are so important to the space, particularly in the Ethereum community, things like anonymity and credible neutrality. How do you see that working into this broader ecosystem when concerns about things like AML and KYC?

00:48:39:08 - 00:48:48:06

Bennington

Always a question at the state level. How do you think about those things getting integrated? Because this this is a major transition in terms of architecture.

00:48:48:09 - 00:49:10:10

Keys

Yeah. So I think that there are things that people will be able to acquire anonymously, you know, just like when someone's able to go to a store and, you know, I went to the hardware store and bought firewood with cash, and I think there's going to be kind of low value transactions.

00:49:10:10 - 00:49:42:21

Keys

That one is able to purchase with cash. But as institutions go on to this technology, those rules will apply. And basically it will be a rules-based electivity that if you want to purchase a stock through, name your bolt bracket that could be a tokenized security. You're going to have to comply with the rules of the road, which is anti-money laundering.

00:49:42:22 - 00:50:07:10

Keys

Know your client. So I don't think that's going to change, you know, right now, and so I think that it's going to be kind of somewhat rules dependent on kind of what's happening. And, you know, furthermore, there are bulge bracket banks that are actually starting to engage in DeFi and they're taking a conservative approach.

00:50:07:13 - 00:50:35:27

Keys

And one of the things they're looking for is clean blocks of data, which when you talk about kind of credible neutrality that have no other transactions to any other unknown entities, including unknown validators or stakers. If they're going to avoid the public block building marketplace, then the only option is a direct agreement with a validator that has sufficient proportion of the network.

00:50:35:29 - 00:51:02:10

Keys

And I actually think that this is a space where The Ether Machine can kind of serve as the institutional counterparty, where a bank can make an offline contract to buy blocks in the future for a fixed price. And the transactions are passed from the bank to ourselves as the validator. And then we propose that block.

00:51:02:13 - 00:51:21:08

Keys

And basically this is an out-of-protocol alternative to block futures reconfigurations, where basically we can help usher in institutional credible neutrality with AML, KYC and rails.

00:51:21:10 - 00:51:26:06

Bennington

That's really interesting.

00:51:26:08 - 00:51:52:15

Keys

That that that that's kind of the art of the possible. That's the North Star. That's a bit of alpha we're generating here for you and like to that point, that's why we didn't do a shell company. Like they're not going to want to deal with dying biotech company XYZ. They're going to want an institutional caliper counterparty.

00:51:52:18 - 00:52:08:27

Bennington

Really interesting. Here's a question that comes to us from one of our users that comes to us from Glenn. And Glenn wants to know, as AI continues to get smarter and quantum computing continues to advance, how is Ethereum keeping its blockchain secure against those threats?

00:52:09:00 - 00:52:44:02

Keys

So with AI getting smarter, I think what you'll see for AI is that Ethereum is actually the only substrate that's able to be used for, I would just call it like, the agentic ecosystem. I believe you're going to see that kind of the smart contract architecture that the EVM employs is going to be useful where there's so much.

00:52:44:04 - 00:53:34:14

Keys

And I'll give you kind of two examples. There's so much content being created right now, and we don't know if it's, human-generated content or if it's AI-generated content. I would tend to bet that five years from now or ten years from now, all content is going to be signed with a cryptographic key saying that I can prove, you know, with a public address that I, Ash, generated this podcast and not, you know, some AI agent that can also generate intellectual property, but basically, we'll have to sign this off with a cryptographic key that's not going to be available on, let's just call it Legacy Internet Legacy Database.

00:53:34:17 - 00:54:06:18

Keys

This is really kind of the only substrate that can have public private key pairings. So with identities. So you'll know if you're interacting with a human or an AI agent. So I think that's one consideration. And then kind of quantum computing is an other interesting kind of evolution of technology. And I think that the zero knowledge proofs and validation is kind of the response to that.

00:54:06:21 - 00:54:27:28

Keys

Honestly, Vitalik came out with a blog post about two or three months ago that I should have dug into more, but basically, there has been kind of a quantum resistance strategy from the Ethereum Foundation that we can send offline, as a follow up there.

00:54:28:00 - 00:54:53:15

Bennington

Okay. Here's a question from Mr. User, this is someone who has clearly been reading the news flow. And I'm reading this as I see it on the screen. "Can you comment on the capital structure of The Ether Machine transaction? It seems that before the transaction closes, the upside for D, Y and X shareholders is limited because of the closing adjustment for private placement investors, they get additional shares if the price of ether increases."

00:54:53:17 - 00:55:21:07

Keys

So I don't know. So I'm not supposed to comment on specifics to the financial transaction during the SEC registration process. But broadly speaking, what I'd say is if one believes in the law of physics right now, The Ether Machine is trading at a $200 million market cap, and we have $1.6 billion plus of committed capital.

00:55:21:09 - 00:56:05:17

Keys

And the delta of those that deploy capital in the private placement was they essentially wanted to take ether risk sooner. And so we basically structured a transaction where one could invest ether or dollars early or ether or dollars later. And, with the ones that wanted to invest ether or dollars early, we would take those dollars to convert it to ether, and then we would stake that ether, and then the ether would be used to basically acquire shares at the closing.

00:56:05:20 - 00:56:20:06

Keys

And I don't believe that that is inhibiting a growth of the stock through the registration process.

00:56:20:06 - 00:56:29:19

Bennington

So let's go a little bit more near-term. What do you see happening in the next 6 to 12 months in the Ethereum space? Give us your broader view. What's on your radar in terms of this roadmap?

00:56:29:22 - 00:57:17:26

Keys

Yeah. So I think that there will be tremendous tailwinds. Where we're going to is, you know, the GENIUS Act was great for stablecoins. So now every bulge bracket, not that they're the, you know, ones that matter, but basically every institution is trying to figure out what their stablecoin strategy is now that they've been, let's call it, given regulatory clarity by the SEC and furthermore we're going to see the evolution more Layer 2s that each one of these institutions have. I think we're going to see the evolution of this KABM.

00:57:17:29 - 00:57:51:00

Keys

And then with clarity, we're going to see the basically a market structure act where we're going to get ontologies for what tokens go where. So not every tokens are security, not every tokens is a commodity. There's going to be kind of an ontology for what these tokens are. And I think we're going to continue to see Ethereum to have the gravity law dynamics that I kind of equated to, where 90% of the assets are being settled to Ethereum.

00:57:51:02 - 00:58:27:23

Keys

So, I would say I think we're still going to see a hegemonic position for Ethereum. I think in terms of treasury vehicles, I think we'll be a washout. Eventually there's going to be a pullback, ones that have leakage of external fees, ones that have kind of preexisting liabilities, ones that have different issues I think are going to be, you know, I think there's going to be a point where they trade at a sub multiple to NAV where there could be an interesting time to do roll ups.

00:58:27:26 - 00:58:46:29

Keys

And I think the ether owners are going to be beneficiaries of this because I think that, you know, these vehicles will acquire, you know, maybe 5%, 10% of the total ether outstanding.

00:58:47:01 - 00:58:54:11

Bennington

Andrew, a deep and wide conversation today here on Real Vision. Final thoughts? Key takeaways that you'd like to leave our listeners and our viewers with.

00:58:54:13 - 00:59:28:13

Keys

Welcome to the future. It's been a decade, and now this stuff's actually starting to work. And now that there's regulatory tailwinds, it is going to get wild. You are in an interesting time where you are able to be part of the next generation of the internet. That will be absolutely run on Ethereum with agentic AI.

00:59:28:15 - 00:59:38:09

Bennington

Andrew Keys. Thank you for joining us. That's it for now. I'll be back with more pro content later this week. Thank you for watching. Thank you for listening. See you soon.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

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